FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Supplementing the Preliminary Prospectus Supplement dated August 18, 2010
Registration Statement No. 333-158971
Dated August 19, 2010
WESTERN ALLIANCE BANCORPORATION
7,000,000 Shares of Common Stock
Final Term Sheet

Issuer:	Western Alliance Bancorporation (the “Company”)

Security:	Common stock, par value $0.0001 per share

Proceeds (before Over-allotment Option)	$43,750,000 gross; $41,218,250 net of underwriting discounts and commissions and expenses

Over-allotment Option:	1,050,000 shares

Public offering price:	$6.25 per share

Underwriting discounts and commissions:	28.125 cents per share

Other information	In connection with this offering, the Company has directed the Underwriter to allocate a significant portion of the offering (6.1 million shares) to a large institutional investor. In addition, this investor has requested and the Company has agreed to use its best efforts to pursue a debt offering of $50 million to $75 million, with tentative terms that could include a 5-year maturity, and an interest rate in the range of 9.5% to 10.5%. The investor has expressed an interest in purchasing a significant portion of the potential debt offering. However, the Company is under no binding obligation to conclude a debt offering.

Listing:	The shares are listed on the New York Stock Exchange under the symbol “WAL”

Trade date:	August 19, 2010

Settlement date:	August 24, 2010

Underwriter:	Keefe, Bruyette & Woods, Inc.
The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Keefe, Bruyette & Woods toll free at (800) 966-1559.